Shin-Marunouchi Building, 29th Floor 1-5-1 Marunouchi Chiyoda-ku, Tokyo 100-6529, Japan Telephone: +81 3 3214 6522 Facsimile: +81 3 3214 6512 www.mofo.com	morrison foerster austin, beijing, berlin, boston, brussels, denver, hong kong, london, los angeles, new york, palo alto, san diego, san francisco, shanghai, singapore, tokyo, washington, d.c.

October 29, 2024

Mr. Partick Kuhn
Mr. Rufus Decker
Mr. Donald Field

Division of Corporation Finance
Office of Trade & Services
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	TNL Mediagene
Amendment No. 2 to Registration Statement on Form F-4
Filed October 1, 2024
File No. 333-280161

Dear Mr. Kuhn, Mr. Decker and Mr. Field:

On behalf of our client, TNL Mediagene (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are responding to the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 17, 2024, on Amendment No.2 to the Registration Statement on Form F-4 (File No. 333-280161) (the “Registration Statement”) filed with the Commission on October 1, 2024 relating to a proposed business combination.

In response to the Staff’s comments, the Company intends to further amend the Registration Statement as described below. For your convenience, we have included the text of the Staff’s comments below and have keyed the Company’s responses accordingly. Concurrently with the submission of this letter, the Company is filing with the Commission a third amendment to the Registration Statement (the “Revised Registration Statement”) for review.

Securities and Exchange Commission

The Company’s responses to the Staff’s comments are as follows:

Amendment No. 2 to Registration Statement on Form F-4 filed October 1, 2024

Summary
Redemption Rights
Potential sources of dilution, page 11

1.	Regarding your acquisition of Green Quest Holding Inc., please tell us your consideration for providing information required by Rule 3-05 and Article 11 of Regulation S-X. Please also provide us with any computations prepared that support your conclusions. Refer to Item 14(h) of Form F-4.

Response:	The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has determined that Green Quest Holding, Inc. (“Green Quest”) falls below 20 percent threshold for the purposes of Article 11 or Rule 3-05 of Regulation S-X. The following calculations, based on (i) the latest audited consolidated financial statements of TNL Mediagene as of and for the fiscal year ended December 31, 2023 prepare in accordance with IFRS and (ii) the unaudited financial statements of Green Quest as of and for the fiscal year ended December 31, 2023, address each prong of Rule 3-05’s “significant subsidiary” test in turn.

	TNL Mediagene (as of and for the fiscal year ended December 31, 2023)	Green Quest (as of and for the fiscal year ended December 31, 2023)
	(in U.S. dollars)[1]
Total assets	119,616,267	6,740,887
Total Operating Revenue	35,838,780	473,655
Profit (Loss) Before Income Tax	(1,806,871)	124,431

Note:

(1)	Figures for Green Quest have been converted from new Taiwan Dollars into USD at a constant rate of 30.71 NTD to 1 USD, the rate in effect as of December 31, 2023, the latest audited balance sheet date.

Asset Test pursuant to Rule 1-02(w)(1)(ii):

$6,740,887 / $119,616,267 = 0.0563

yielding a significance ratio of 5.64% for the Green Quest acquisition under the asset test.

Securities and Exchange Commission

Investment Test pursuant to Rule 1-02(w)(1)(i): The fair value of the consideration to be paid for Green Quest has variable and fixed components and the final consideration has not yet been determined. However, the total consideration in any event will not exceed NTD 200,000,000, (or $6,512,536). As TNL Mediagene is not yet publicly traded, per Regulation S-X Rule 1-02(w)(1)(i)(A), we have used the total assets of TNL Mediagene on a consolidated basis in lieu of the aggregate worldwide market value of TNL Mediagene’s common equity as the denominator:

$6,512,536 / $119,616,267 = 0.05445

yielding a significance ratio of 5.45% for the Green Quest acquisition under the investment test.

Income Test pursuant to Rule 1-02(w)(1)(iii):

(Total operating revenue test)

$473,655 / $35,838,780 = 0.0132

(Profit (Loss) before income tax test)

$124,431 / $1,806,871 = 0.0689

We take the lesser of these two prongs as the significance of the acquisition under the income test per Regulation S-X Rule 1-02(w)(1)(i)(A)(1), and arrive at a significance ratio of 1.32%.

The threshold for significance requiring disclosure of financial statements under Rule 3-05 and pro forma information under Article 11 is 20% significance using the highest significance ratio under the asset, investment, or income tests. As illustrated above, the highest significance ratio would be approximately 5.64% using the investment test and falls below the 20% significance threshold. The Company therefore respectfully submits that it is not required to provide the financial statements of Green Quest under Rule 3-05 or pro forma information under Article 11.

Unaudited Pro Forma Condensed Combined Financial Information, page 185

2.	It appears that currently none of the redemption scenarios presented will result in the transaction going through, unless closing condition waivers are obtained. If needed, obtain closing condition waivers (e.g., Minimum Balance Sheet Cash being no less than $20,000,000 and TNL Mediagene having at least $5,000,001 of net tangible assets), raise additional funds and/or obtain backstop financing. Please revise your disclosures here and throughout the filing to only reflect in the maximum redemption scenario the maximum number of redemptions that could occur without causing the transaction to be terminated.

Response:	The Company respectfully advised the Staff that, on October 23, 2024, the Company has entered into an amendment to the merger agreement with Blue Ocean Acquisition Corp to remove the following closing conditions: (a) Minimum Balance Sheet Cash being no less than $20,000,000 and (b) TNL Mediagene having at least $5,000,001 of net tangible assets. The Company has revised the relevant disclosures throughout the Revised Registration Statement and has filed the amendment as Annex A-3 to the Revised Registration Statement.

Consolidated Financial Statements of TNL Mediagene, page F-2

3.	Please update your financial statements in accordance with Item 8(A)(5) of Form 20-F

Response:	In response to the Staff’s comment, the Company has provided the financial statements required by Item 8(a)(5) beginning on page F-74.

Exhibits and Financial Statements Schedules, page II-1

4.	Please provide an updated consent from Mazars Audit LLC.

Response:	In response to the Staff’s comment, the Company has filed the requested consent letter as Exhibit 23.3 to the Revised Registration Statement.

* * * *

Securities and Exchange Commission

Please direct any questions relating to the foregoing to me at Morrison & Foerster LLP, Shin-Marunouchi Building, 29th Floor, 5-1, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-6529, Japan, telephone: +81 (3) 3214-6833, e-mail: JGillespie@mofo.com. We appreciate your consideration of this matter.

Sincerely yours,

/s/ Jesse S. Gillespie
Jesse S. Gillespie

cc:	Jim Wu
(Chief Corporate Affairs Officer, TNL Mediagene)

Joey Chung
(Chief Executive Officer, TNL Mediagene)

Richard Leggett
(Chief Executive Officer, Blue Ocean Acquisition Corp)

Matt Lasov
(Chief Financial Officer, Blue Ocean Acquisition Corp)